Exhibit 21.1

Subsidiaries

Name	Place of incorporation	Interest%

Global Crossing Airlines, Inc.	Delaware, United States	100% ownership by the Company

Global Crossing Airlines, LLC	Florida, United States	100% ownership by the Company

GlobalX A320 Aircraft Acquisition Corp.	British Columbia, Canada	100% ownership by the Company

GlobalX A321 Aircraft Acquisition Corp.	Nevada, United States	100% ownership by GlobalX A320 AAC

GlobalX Ground Team, LLC	Florida, United States	50% ownership by The Company

CubaX Air Tours, LLC	Florida, United States	100% ownership by The Company

GlobalX Travel Technologies, Inc.	Delaware, United States	80% ownership by The Company